

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2013

<u>Via E-mail</u>
Alan Sokol
Chief Executive Officer
Hemisphere Media Group, Inc.
c/o Cine Latino, Inc.
2000 Ponce de Leon Boulevard, Suite 500
Coral Gables, FL 33134

> **Re:** **Hemisphere Media Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed March 12, 2013**
> **File No. 333-186210**

Dear Mr. Sokol:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Information about the Transaction and Warrant Amendment, page 5</u>

<u>What are my U.S. Federal income tax consequences as a result of the Transaction?, page 10</u>

1. Please revise this Q&A, the tax consequences summary on pages 30 to 31, the applicable risk factors on page 44 and the Material U.S. Federal Income Tax Consequences section beginning on page 165 to make clear that the receipt of Hemisphere Class A common stock in the Transaction, the Warrant Amendment and the deemed exchange of Amended Azteca Warrants for an equal number of warrants to purchase Hemisphere Class A common stock may each represent a taxable event for Azteca shareholders. Disclose that named counsel is unable to give an unqualified opinion on the tax consequences of the receipt of Hemisphere Class A common stock in the Transaction and the Warrant Amendment. Also disclose that named counsel has not opined on the tax consequences

of the deemed exchange of Amended Azteca Warrants for warrants to purchase
Hemisphere Class A common.

Material U.S. Federal Income Tax Consequences, page 30

2. We note your response to comment 15 from our letter dated March 8, 2013. Remove the
   disclosure in the fourth paragraph that assumes the legal conclusion that the Transaction
   qualifies as an exchange described in Section 351. Also make clear that the disclosure of
   the material tax consequences in this subsection is a summary of named counsel's
   opinion that you have already received and filed as an exhibit.

Proposals To Be Considered by the Public Warrantholders, page 149

3. Please discuss any material tax consequences to the Public Warrantholders of having to
   exercise their warrants through cashless exercise instead of the payment of cash. Also
   disclose whether Hemisphere intends to maintain a current registration statement
   covering the shares of Hemisphere Class A common stock into which the Azteca
   warrants will be exercisable following consummation of the Transaction. In this regard,
   we note Hemisphere has registered on the current Form S-4 shares of Hemisphere Class
   A common stock into which the Azteca warrants will be exercisable following
   consummation of the Transaction.

Background of the Transaction, page 153

4. The added disclosure on page 156 indicates that the non-binding letter of intent provided
   for the acquisition of 50% of Azteca's outstanding Public Warrants for a price of $1.00
   per warrant. Please revise to disclose when and why the relevant parties agreed to reduce
   the price to $0.50 per warrant. In addition, discuss how and why the parties decided on
   the other changes to the Azteca warrants reflected in the Warrant Amendment.

5. Please supplement the information provided in response to comment 13 from our letter
   dated March 8, 2013 to quantify the "political advertising" and "estimated additional
   costs for operating a public company and corporate overhead" figures.

Recommendation of the Azteca Board; Reasons for the Transaction, page 159

6. We note your response to comment 14 from our letter dated March 8, 2013. Please
   supplement the added disclosure to discuss the size of the comparable companies
   compared to the size of Hemisphere, disclose the total enterprise value of Hemisphere
   and explain how the results of the Azteca's board's comparable companies analyses
   supported the Azteca board's determination that the terms of the Transaction are fair to,
   and in the best interests of, Azteca and its stockholders.

Material U.S. Federal Income Tax Consequences of Warrant Amendment and Transaction to U.S. Holders of Public Warrants, page 168

7. Please revise to make clear that counsel's opinion includes the statements that the Warrant Amendment should be treated as if each holder of Public Warrants sold one-half of its Public Warrants and, if so, the holder should recognize capital gain or loss with respect to the Warrant Amendment. Please disclose the tax consequences if the Warrant Amendment is not treated in this manner.

Unaudited Pro Forma Condensed Combined Financial Information

2. Balance Sheet Pro Forma Adjustments, page 203

8. Expand the disclosure for adjustment (c) to the pro forma balance sheet to present the purchase accounting adjustment in a self-balancing format in the notes to the pro forma information.

9. Include a schedule in the notes showing how the purchase price is allocated to the specific liabilities and identifiable tangible and intangible assets of Cinelatino. Revise adjustment (i) to present all significant intangibles to which a portion of the price has been allocated.

10. Expand (j), to disclose and discuss the assumptions used to calculate the amount of the contingent consideration. Provide sensitivity analyses showing the effect for certain changes in assumptions if the impact could be material.

3. Income Statement Pro Forma Adjustments, page 204

11. In the note for pro forma adjustment (o), please show the amounts of and the periods over which each significant intangible asset will be amortized, rather than the average 6-year life.

You may contact Sharon Virga, Staff Accountant, at 202-551-3385 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Kathleen Krebs, Special Counsel, at 202-551-3350 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

CC: Via E-mail
   Tracey A. Zaccone, Esq.
   Paul, Weiss, Rifkind, Wharton & Garrison LLP